SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT No. 2 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
DEALERTRACK HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Common stock, $0.01 par value
(Title of Class of Securities)
242309102
(CUSIP Number of Class of Securities (Underlying Common Stock))
DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042
(516) 734-3600
Attention: Corporate Secretary
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
Copies to:
Andrew J. Varner
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
(212) 326-2000
(212) 326-2061 (fax)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$17,084,890	$954

*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 904,441 shares of common stock of DealerTrack Holdings, Inc. having an aggregate value of $18.89 as of August 5, 2009, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$954	Filing Party:	DealerTrack Holdings, Inc.
Form of Registration No.:	005-81223	Date Filed:	August 7, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on August 19, 2009 (“Amendment No. 1”), relating to an offer by DealerTrack Holdings, Inc., a Delaware corporation (the “Company”), to certain of its employees (excluding executive officers and members of the Board of Directors), to exchange outstanding options to purchase shares of the Company’s common stock granted prior to August 7, 2008, that have an exercise price per share greater than or equal to $22.82 (“Eligible Options”) for a lesser number of new options to purchase shares of the Company’s common stock with an exercise price equal to the closing price of the Company’s common stock on The Nasdaq Global Select Market on the date of grant (the “New Options”), subject to certain conditions (the “Exchange Offer”), as set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 7, 2009, as amended August 19, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to Amendment No .1.
This Amendment No. 2 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO, as amended by Amendment No. 1, remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1. All defined terms used in this Amendment No. 2 have the same meaning as in the Offer to Exchange.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
The Exchange Offer expired at 11:59 p.m., Eastern Time, on September 3, 2009. Pursuant to the Exchange Offer, 571,763 Eligible Options were tendered, representing 64% of the total Eligible Options eligible for exchange in the Exchange Offer. On September 4, 2009, the Company granted an aggregate of 435,247 new stock options in exchange for the eligible stock options surrendered in the Exchange Offer. The exercise price of the new stock options is $18.05, which was the closing price of the Company’s common stock on September 4, 2009 as reported by the NASDAQ Global Select Market.
Item 12. Exhibits.
     The Exhibit Index attached to this Tender Offer Statement on Schedule TO is hereby amended and restated in the form attached hereto and is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Tender Offer Statement on Schedule TO is true, complete and correct.
DEALERTRACK HOLDINGS, INC.
/s/ Eric D. Jacobs

Eric D. Jacobs
Senior Vice President, Chief Financial and
Administrative Officer
Date: September 9, 2009

EXHIBIT INDEX

Exhibit No.	Description	Reference

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Stock Options, dated August 7, 2009, as amended August 19, 2009	(1)
(a)(1)(B)	Form of Email Communication to Eligible Employees	(1)
(a)(1)(C)	Email Communication to Eligible Employees from Stock and Option Solutions	(1)
(a)(1)(D)	Email reminder to Eligible Employees	(1)
(a)(1)(E)	Election Form	(1)
(a)(1)(F)	Withdrawal Form	(1)
(a)(1)(G)	Form of Communication to Eligible Employees Confirming Decline of Offer	(1)
(a)(1)(H)	Form of Communication to Eligible Employees Confirming Receipt of Election	(1)
(a)(1)(I)	Exchange Offer Website Screen Shots	(1)
(a)(1)(J)	Stock Option Exchange Program Informational Presentation	(1)
(a)(1)(K)	Email Communication to Eligible Employees Regarding Amendment No. 1	(1)
(a)(1)(L)	Email Communication to Eligible Employees Regarding Expiration of the Offer and Acceptance of Options Tendered for Exchange	*
(b)	Not applicable	—
(d)(1)	DealerTrack Holdings, Inc. Third Amended and Restated 2005 Incentive Award Plan, effective as of June 17, 2009	(2)
(d)(2)	Form of Non-Qualified Stock Option Agreement pursuant to the Third Amended and Restated 2005 Incentive Award Plan	(3)
(g)	Not applicable	—
(h)	Not applicable	—

*	Filed herewith.

(1)	Previously filed.

(2)	Incorporated herein by reference to Exhibit I to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on May 13, 2009.

(3)	Incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q filed May 12, 2006.